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                             July 11, 2023

       Harry L. You
       Chief Financial Officer
       Coliseum Acquisition Corp.
       1180 North Town Center Drive , Suite 100
       Las Vegas , NV 89144

                                                        Re: Coliseum
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 17,
2023
                                                            File No. 001-40514

       Dear Harry L. You:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note disclosure in your Form 14A filed on May 22, 2023 indicating that your sponsor has significant ties to
a non-U.S. person and the potential risks of your initial business combination being
subject to a review by the Committee on Foreign Investment in the
                                                        United States. Please
include corresponding risk factor disclosure in future periodic reports and include an
example of your intended disclosure in your response.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Harry L. You
Coliseum Acquisition Corp.
July 11, 2023
Page 2

       You may contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 with any questions.



                                                       Sincerely,
FirstName LastNameHarry L. You
                                                       Division of Corporation
Finance
Comapany NameColiseum Acquisition Corp.
                                                       Office of Energy &
Transportation
July 11, 2023 Page 2
cc:       Melissa Curvino
FirstName LastName